FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 23, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Bombore Gold Project Update

Drilling results indicate better than expected grades and continuity

April 23, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the results of a recently completed 57 hole, 5,700m diamond drilling (DD) program on its Bombore Gold Project in Burkina Faso, West Africa. More than 13km of the mineralized trend was tested to a vertical depth of 75m with numerous holes ending in mineralization. The program was designed to test the continuity of the NI 43-101 resource model that contains 576,000 oz at 0.61 g/t of indicated resources and 501,000 oz at 0.66 g/t of inferred resources. All of the intersections from this program occurring within the current NI 43-101 resource model returned values that exceed those grades and widths indicated from the grade block model. Table 1 presents significant intercepts using a 0.4 g/t cutoff as per the initial resource estimate. Several intervals of more than 20m and 1.0 g/t were encountered in addition to numerous higher grade zones over 2.5 g/t.

In addition to better than expected grades and widths the new results demonstrate that at a slightly lower cut-off value (e.g., 0.2-0.3 g/t, which is typical of large low-grade bulk tonnage deposits) the continuity of mineralization is significantly increased. “The recent core program at Bombore has achieved two important objectives by demonstrating higher gold values and confirming the consistency of a larger lower grade envelope.” stated Steve King, V.P. Exploration for Orezone.

20,000m of Reverse Circulation (RC) drilling continues on the project in order to in-fill the resource model and expand resources. A preliminary metallurgical study is expected this quarter and a resource update by year end. A location map and more information are available on the Orezone website (Orezone.com)

Table 1    Significant results from the 2007-2008 Bombore DD program

Hole (ID)	Prospect (ID)	Section (ID)	From (m)	To (m)	Length (m)*	Au (g/t)**
BBD011	P17	44100	36	41	5	3.76
BBD011	P17	44100	23	34	11	0.55
BBD012	P17	44250	26	40	14	1.33
BBD013	Siga	11600	88	94	6	3.63
BBD013	Siga	11600	113	118	5	2.49
BBD017	Siga	12300	19	22	3	4.97
BBD018	Siga	12500	81	95	14	0.68
BBD019	Siga	12500	17	40	23	1.23
BBD019	Siga	12500	10	15	5	4.83
BBD019	Siga	12500	72	86	14	0.76
BBD024	P11	48800	23	27	4	2.85
BBD024	P11	48800	78	92	14	0.72
BBD024	P11	48800	64	76	12	0.65

BBD027	P11	49000	10	14	4	3.93
BBD032	P8P9	1000	0	7	7	2.23
BBD036	P8P9	1600	55	64	9	2.26
BBD036	P8P9	1600	88	100	12	1.44
BBD036	P8P9	1600	13	35	22	0.74
BBD037	P8P9	1600	57	67	10	0.91
BBD039	P8P9	1700	57	73	16	1.84
BBD039	P8P9	1700	41	46	5	3.40
BBD040	P8P9	1800	88	99	11	0.88
BBD040	P8P9	1800	28	38	10	0.85
BBD042	P8P9	1900	42	53	11	1.50
BBD042	P8P9	1900	17	29	12	0.81
BBD042	P8P9	1900	88	100	12	0.74
BBD043	P8P9	1900	8	29	21	1.06
BBD043	P8P9	1900	31	45	14	1.04
BBD043	P8P9	1900	48	60	12	0.78
BBD047	Maga	3200	78	91	13	0.51
BBD047	Maga	3200	66	76	10	0.65
BBD049	Maga	3400	68	73	5	2.75
BBD052	Maga	3600	43	56	13	2.80
BBD053	Maga	3600	42	48	6	2.40
BBD056	Maga	3850	13	26	13	0.86
BBD057	Maga	4000	60	73	13	1.89
BBD062	Maga	4300	74	83	9	1.43
BBD063	Maga	4300	0	13	13	0.70
BBD064	Maga	4400	50	72.5	22.5	1.44
BBD065	Maga	4450	7	23	16	0.92
BBD066	KT	6200	45	64	19	0.88
*Down hole intervals: true widths expected to be approximately 70%
**0.4 g/t Cut-off

Drilling programs are supervised by M.S. (Steve) King, P. Geo., VP, Exploration for Orezone, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Sample prep was completed at Abilab Burkina SARL Ouagadougou (subsidiary of ALS Laboratory group) and fire assay analysis was completed at ALS Bamako, SGS Ouagadougou and ALS Vancouver.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300m from surface and is surrounded by several satellite deposits. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements and forward-looking information in this news release include statements with respect to the timing of release of a preliminary metallurgical study and the scope and timing of the drilling program for the Bombore gold project.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, and that no labour shortages or delays are incurred . Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.